CHINA HEALTHCARE ACQUISITION CORP.
1233 Encino Drive
Pasadena, CA 91108
April 17, 2007
Via Facsimile and Edgar
(202) 772-9206
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Healthcare Acquisition Corp. (Registration Number 333-135705) Request for Acceleration of Effectiveness
Ladies and Gentlemen:
     On behalf of China Healthcare Acquisition Corp. (the “Company”), we hereby request that the Company’s Registration Statement on Form S-1 be declared effective on April 19, 2007, at 5:00 p.m., or as soon thereafter as is practicable.
     The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Alwin Tan

Alwin Tan
President and Chief Executive Officer